UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF

THE SECURITIES EXCHANGE ACT OF 1934

DIGIASIA CORP.†

(Exact Name Of Registrant As Specified In Its Charter)

Cayman Islands	N/A
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

One Raffles Place #28-02, Singapore	048616
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Ordinary Shares, par value $0.0001 per share	The Nasdaq Stock Market LLC

Warrants, each exercisable for one Ordinary Share at an exercise price of $11.50 per share	The Nasdaq Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates: 333-272915

Securities to be registered pursuant to Section 12(g) of the Act: None

†	Immediately prior to the completion of the offering to which this Registration Statement relates, we consummated a business combination and changed our name from StoneBridge Acquisition Corporation to DigiAsia Corp.

Explanatory Note

This Registration Statement on Form 8-A is being filed by DigiAsia Corp. (“DigiAsia,” “we,” or “us”), formerly known as StoneBridge Acquisition Corporation (“StoneBridge”), with the Securities and Exchange Commission (the “SEC”) in connection with the transfer of the listing of DigiAsia’s ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), and warrants to purchase Ordinary Shares, each representing the right to acquire one Ordinary Share for $11.50 (the “Public Warrants”) from the Nasdaq Stock Market LLC.

Item 1. Description of Registrant’s Securities to be Registered

The securities to be registered hereby are the Ordinary Shares and Public Warrants.

Description of Securities

The following summary of the material terms of DigiAsia’s securities is not intended to be a complete summary of the rights and preferences of such securities. The rights of DigiAsia stockholders are governed by Cayman Islands Law and DigiAsia’s second amended and restated memorandum and articles of association (the “Charter”). The rights of DigiAsia’s warrant holders are governed by that certain Warrant Agreement, dated as of July 15, 2021, by and between StoneBridge and Continental Stock Transfer and Trust Company (as amended, the “Warrant Agreement”). The descriptions of the Charter and Warrant Agreement and the rights and preferences of such securities thereunder are not complete and are subject to and qualified in their entirety by reference to the full text of such agreements.

Capital Stock

Authorized and Outstanding Stock

The Charter authorizes the issuance of 201,000,000 Ordinary Shares, consisting of (i) 200,000,000 Ordinary Shares of a par value of $0.0001 each, and 1,000,000 undesignated preference shares, of a par value of $0.0001 each.

Ordinary Shares

Holders of Ordinary Shares will be entitled to one vote for each share held of record on all matters to be voted on by shareholders. Except as disclosed in the F-4 registration statement filed on June 26, 2023 (and declared effective on November 24, 2023), none of the holders of Ordinary Shares have different voting rights from the other holders after the consummation of the business combination.

Unless specified in the Cayman Islands Companies Act, the Charter or applicable securities exchange rules, the affirmative vote of a majority of Ordinary Shares that are voted is required to approve any such matter voted on by DigiAsia shareholders. Approval of certain actions will require a special resolution under Cayman Islands law and pursuant to the Charter. Such actions include amending DigiAsia’s amended and restated memorandum and articles of association and approving a statutory merger or consolidation with another company.

Holders of Ordinary Shares will not have any conversion, pre-emptive or other subscription rights and there will be no sinking fund or redemption provisions applicable to the Ordinary Shares. Directors are elected for a term expiring at the next succeeding annual general meeting after their election, and until their successors are appointed and qualified. There is no cumulative voting with respect to the election of directors.

Preference Shares

The Charter authorizes 1,000,000 preference shares and provides that preference shares may be issued from time to time in one or more series. DigiAsia’s board of directors are authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. DigiAsia’s board of directors will be able to, without shareholder approval (except as otherwise required by any applicable securities exchange), issue preference shares with voting and other rights that could adversely affect the voting power and other rights of the holders of the ordinary shares and could have anti-takeover effects. The ability of DigiAsia’s board of directors to issue preference shares without shareholder approval could have the effect of delaying, deferring or preventing a change of control of DigiAsia or the removal of DigiAsia’s then existing management. DigiAsia has no preference shares issued and outstanding at the date hereof. Although DigiAsia does not currently intend to issue any preference shares, it cannot assure you that it will not do so in the future. No preference shares will be issued or registered in connection with the Business Combination.

Dividends and Other Distributions

Under the Charter, holders of Ordinary Shares are entitled to receive ratable dividends, if any, as may be declared from time to time by our board of directors out of legally available assets or funds. There are no current plans to pay cash dividends on Ordinary Shares for the foreseeable future.

Voting Power

Except as otherwise required by law or as otherwise provided in any certificate of designation for any series of preferred shares, under the Charter, the holders of Ordinary Shares possess all voting power for the election of our directors and all other matters requiring shareholder action and are entitled to one vote per share on matters to be voted on by shareholders.

Preemptive or Other Rights

The Charter does not provide for any preemptive or other similar rights.

Limitations on Liability and Indemnification of Officers and Directors

The Charter limits the liability of our directors and provide for the indemnification of our current and former officers and directors, in each case, to the fullest extent permitted by Cayman Islands law.

We have entered into agreements with our officers and directors to provide contractual indemnification in addition to the indemnification provided for in our Charter. The Charter also permits us to secure insurance on behalf of any officer, director or employee for any liability arising out of his or her actions.

In connection with the closing (the “Closing,” and the date on which the Closing occurred, the “Closing Date”) of DigiAsia’s business combination with StoneBridge (the “Business Combination”), StoneBridge purchased a tail policy with respect to liability coverage for the benefit of former StoneBridge officers and directors.

These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against officers and directors, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against officers and directors pursuant to these indemnification provisions.

We believe that these provisions, the directors’ and officers’ liability insurance and the indemnity agreements are necessary to attract and retain talented and experienced officers and directors.

Warrants

As of the Closing Date, there were 17,998,524 Warrants outstanding, consisting of 9,998,514 Public Warrants (not giving effect to the forfeiture of any fractional Public Warrants resulting from the separation of underlying Public Warrants from the units of StoneBridge in connection with the consummation of the Business Combination) and 8,000,010 private placement warrants (“Private Warrants,” and together with the Public Warrants, the “Warrants”). Each whole Warrant entitles the registered holder to purchase one Ordinary Share at a price of $11.50 per share, subject to adjustment as set forth in the Warrant Agreement.

A Warrant does not entitle the registered holder thereof to any of the rights of a stockholder of DigiAsia, including, without limitation, the right to receive dividends or any voting rights, until such Warrant is exercised for Ordinary Shares. DigiAsia will at all times reserve and keep available a sufficient number of authorized but unissued Ordinary Shares to permit the exercise in full of all outstanding Warrants.

Warrant Exercise

The Warrants will become exercisable on May 2, 2024 (30 days after the consummation of the Business Combination) and will expire at 5:00 p.m., New York City time on April 2, 2029 (the fifth anniversary of the Closing Date) or earlier upon redemption or liquidation.

The Warrants may be exercised on or before the expiration date upon surrender of the warrant certificate at the office of the warrant agent, with the subscription form duly executed, and by paying in full the exercise price and all applicable taxes due for the number of Warrants being exercised. No fractional shares will be issued upon exercise of the Warrants. If, by reason of any adjustment made pursuant to the Warrant Agreement, a holder would be entitled, upon the exercise of a Warrant, to receive a fractional interest in a share, we will, upon such exercise, round up to the nearest whole number of Ordinary Shares to be issued to the Warrant holder.

No Warrant will be exercisable for cash, and we will not be obligated to issue Ordinary Shares upon exercise of a Warrant unless the Ordinary Shares issuable upon exercise of such Warrant have been registered, qualified, or deemed to be exempt under the securities laws of the state of residence of the registered holder of the Warrant. In the event that the foregoing condition is not met, the holder of such Warrant will not be entitled to exercise such Warrant for cash and such Warrant may have no value and expire worthless. Notwithstanding the foregoing, in no event will we be required to net cash settle any Warrant.

We have agreed that as soon as practicable, but in no event later than April 23, 2024 (15 business days after the Closing Date), we will use our best efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the Ordinary Shares issuable upon exercise of the Warrants, and to use our best efforts to take such action as is necessary to register or qualify such shares for sale under applicable blue sky laws to the extent an exemption is not available. We have agreed to use best efforts to cause such registration statement to become effective and to maintain the effectiveness of such registration statement until the expiration of the Warrants. If such registration statement has not been declared effective by June 27, 2024 (the 60th business day following the Closing), Warrant holders will have the right, until such time as such registration statement is declared effective by the SEC, and during any other period when we fail to maintain an effective registration statement covering the Ordinary Shares issuable upon exercise of the Warrants, to exercise such Warrants on a “cashless basis” pursuant to an available exemption from registration under the Securities Act.

Redemption

DigiAsia may, at its option, redeem not less than all of the outstanding Warrants at any time during the exercise period, at a price of $0.01 per Warrant:

●	upon not less than 30 days’ prior written notice of redemption to each Warrant holder,

●	in whole and not in part,

●	at a price of $0.01 per warrant.

provided that the last reported sale price of the Ordinary Shares equals or exceeds $18.00 per share on each of 20 trading days within a 30 trading day period commencing after the Warrants become exercisable and ending on the third trading day prior to the notice of redemption to Warrant holders,

In accordance with the Warrant Agreement, in the event that we elect to redeem the outstanding Warrants as set forth above, we will fix a date for the redemption (the “Redemption Date”). Notice of redemption will be mailed by first class mail, postage prepaid, not less than 30 days prior to the Redemption Date to the registered holders of the Warrants to be redeemed at their last addresses as they appear on the registration books. Any notice mailed in the manner provided above will be conclusively presumed to have been duly given whether or not the registered holder received such notice.

DigiAsia will not redeem the warrants as described above unless a registration statement under the Securities Act covering the issuance of the Ordinary Shares issuable upon exercise of the warrants is then effective and a current prospectus relating to those Ordinary Shares is available throughout the 30-day redemption period. If and when the warrants become redeemable by DigiAsia, DigiAsia may not exercise its redemption right if the issuance of shares upon exercise of the warrants is not exempt from registration or qualification under applicable state blue sky laws or DigiAsia is unable to effect such registration or qualification. DigiAsia will use its best efforts to register or qualify such shares under the blue sky laws of the state of residence in those states in which the warrants were offered by StoneBridge in its initial public offering.

Private Warrants

The Private Warrants are identical to the Public Warrants in all material respects.

Item 2. Exhibits

Pursuant to the Instructions as to Exhibits for Form 8-A, no exhibits are required to be filed as part of this registration statement, because no other securities of DigiAsia are registered on The New York Stock Exchange, and the securities registered hereby are not being registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

DIGIASIA CORP.
Date: April 2, 2024	By:	/s/ Prashant Gokarn
	Name:	Prashant Gokarn
	Title:	Co-Chief Executive Officer